PE
7-31-02

02051477

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of July, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F _______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date August 8, 2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer

C:\My Documents\MTNPROV\6K\MPVForm6K.doc

JOYCE M. BARR
Direct No. (604) 661-7537
Direct Facsimile No. (604) 661-1695
Email. jbarr@campney.com
File No. 038770/1

July 16, 2002

VIA FACSIMILE

The Vancouver Courier
1574 West 6th Avenue
Vancouver, B.C. V6J 1R2

Attention: Penny Martin, Legal Notices

Dear Ms. Martin:

Re: Mountain Province Diamonds Inc. (the "Company")
Advance Notice of Annual General Meeting

Please publish the enclosed Advance Notice of Annual General Meeting for the Company on Friday, July 19, 2002 for downtown distribution, and on Sunday, July 21, 2002 for the balance of the County of Vancouver distribution.

Andy Yu, Accounting Manager of Campney & Murphy, is setting up an account with your newspaper. Until that account has been confirmed, please contact Andy directly at 604-661-7542 for charge account details.

We look forward to receiving the tear sheet regarding this publication together with your statement of account.

Yours truly,

CAMPNEY & MURPHY

Per: ***"Joyce Barr"***

Joyce M. Barr
Legal Assistant
Encl.

cc: Toronto Stock Exchange (VIA SEDAR)
Ontario Stock Exchange (VIA SEDAR)
British Columbia Securities Commission (VIA SEDAR)
Alberta Securities Commission (VIA SEDAR)
Mountain Province Diamonds Inc. – Attn: Pradeep Varshney, CFO
Andy Yu, Account Manager

::ODMA\PCDOCS\CMLAW\979148\1

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the members of **Mountain Province Diamonds Inc.** (the "Company"), will be held on Friday, September 27, 2002. The Company hereby invites written nominations for directors signed by members holding in the aggregate not less than 10% of the shares having the right to vote at the meeting. If any such nomination is delivered to the registered office of the Company, 2100-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent by the management of the Company pursuant to sections 153 and 154 of the *Company Act.*

A person may be disqualified from becoming or acting as a director by Section 114 of the *Company Act.* No additional qualifications are imposed by the Articles of the Company.

BY ORDER OF THE BOARD

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

July 16, 2002

To: All Applicable Commissions
TSX Venture Exchange

Dear Sirs:

Subject: Mountain Province Diamonds Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	62426E402
4.	Record Date	:	August 14, 2002
5.	Meeting Date	:	September 27, 2002
6.	Meeting Location	:	Vancouver, B.C.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694